July 5, 2017

VIA EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: RumbleON, Inc.
Registration Statement on Form S-1
File No. 333-219048

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Act"), RumbleON, Inc. (the "Company") hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m., Eastern Time, on Friday, July 7, 2017, or as soon thereafter as is practicable.

The Company understands that the Securities and Exchange Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please call Michael Francis at Akerman LLP at (305) 982-5581 as soon as the Registration Statement has been declared effective.

Thank you for your assistance.

Sincerely,

/s/ Steven R. Berrard

Steven R. Berrard
Chief Financial Officer

cc:
Jan Woo (Securities and Exchange Commission)

Ji Shin (Securities and Exchange Commission)

RUMBLEON, INC.
4521 Sharon Road, Suite 370, Charlotte, North Carolina 28211 (704) 448-5240